UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Lavoro Limited

(Name of Issuer)

Class A Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

G5391L 102

(CUSIP Number)

The Production Board, LLC

1 Letterman Drive, Suite A3-1,

San Francisco, CA 94129

(415) 854-7074

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5391L 102

1.	Names of Reporting Persons. The Production Board, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000,000(1)
	8.	Shared Voting Power 1,649,172 (2)
	9.	Sole Dispositive Power 10,000,000(1)
	10.	Shared Dispositive Power 1,649,172 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,649,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held directly by The Production Board, LLC (“TPB”).

(2)

These shares are held by TPB Acquisition Sponsor I, LLC (“Sponsor”) and consists of (a) 1,343,412 Class A Ordinary Shares acquired by the Sponsor in connection with the Business Combination (as defined below) and (b) 305,760 Vesting Founder Shares (as defined below). The Vesting Founder Shares will vest if at any time during the 3-year period following the Closing Date (as defined below) the closing share price of the Class A Ordinary Shares is greater than or equal to certain market values over any 20 trading days within any consecutive 30 trading day period, provided that, per the terms of the Sponsor Letter Agreement, as amended, no Vesting Founder Shares shall vest to the extent that after giving effect to such vesting, the Sponsor would beneficially own a number of Class A Ordinary Shares in excess of 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to the vesting. This excludes 2,754,902 Class A ordinary shares subject to those certain vesting terms described in Item 5.

TPB is the sole member of Sponsor. TPB has voting and dispositive power over the shares held by Sponsor. As such, each of Sponsor and TPB share voting and dispositive power with respect to the shares held by Sponsor.

(3)	This percentage is calculated based upon 116,608,329 shares of Class A ordinary shares outstanding as of March 6, 2023, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023, which includes 3,006,049 Vesting Founder Shares (as defined below).

CUSIP No. G5391L 102

1.	Names of Reporting Persons. TPB Acquisition Sponsor I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,649,172(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,649,172(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,649,172(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Sponsor and consists of (a) 1,343,412 Class A Ordinary Shares acquired by the Sponsor in connection with the Business Combination (as defined below) and (b) 305,760 Vesting Founder Shares (as defined below). The Vesting Founder Shares will vest if at any time during the 3-year period following the Closing Date (as defined below) the closing share price of the Class A Ordinary Shares is greater than or equal to certain market values over any 20 trading days within any consecutive 30 trading day period, provided that, per the terms of the Sponsor Letter Agreement, as amended, no Vesting Founder Shares shall vest to the extent that after giving effect to such vesting, the Sponsor would beneficially own a number of Class A Ordinary Shares in excess of 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to the vesting. This excludes 2,754,902 Class A ordinary shares subject to those certain vesting terms described in Item 5.

TPB is the sole member of Sponsor. TPB has voting and dispositive power over the shares held by Sponsor. As such, each of Sponsor and TPB share voting and dispositive power with respect to the shares held by Sponsor.

(2)	This percentage is calculated based upon 116,608,329 shares of Class A ordinary shares outstanding as of March 6, 2023, as reported in the Issuer’s 20-F filed with the SEC on March 6, 2023, which includes 3,006,049 Vesting Founder Shares (as defined below).

Item 1.	Security and Issuer

(a)	This statement on Schedule 13D relates to the Class A ordinary shares, $0.001 par value per share (“Class A Ordinary Shares”), of Lavoro Limited, a Cayman Islands corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401, São Paulo — SP, 04548-005, Brazil.

Item 2.	Identity and Background

(a)	TPB and Sponsor (together, the “Reporting Persons”)

(b)	The business address of the Reporting Persons is 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129

(c)	The principal business of each of the Reporting Persons is a venture foundry and investment holding company.

(d)	During the last five years, none of the Reporting Persons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of TPB and Sponsor is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired these Ordinary Shares pursuant to the transactions contemplated by that certain Business Combination Agreement, dated September 14, 2022 (the “Business Combination Agreement”) by and among the Issuer, TPB Acquisition Corporation I, an exempted company incorporated with limited liability in the Cayman Islands (the “SPAC”), Lavoro Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of the Issuer, (“First Merger Sub”), Lavoro Merger Sub II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of the Issuer (“Second Merger Sub”), Lavoro Merger Sub III Limited, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of the Issuer (“Third Merger Sub”), Lavoro Agro Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Legacy Lavoro”).

Pursuant to the Business Combination Agreement, on February 28, 2023, substantially concurrently with and immediately after the closing of the PIPE Investment (as defined below), (A) First Merger Sub merged with and into SPAC (the “First Merger” and the effective time of the First Merger, the “First Effective Time”), with SPAC surviving as a direct wholly owned subsidiary of the Issuer, (B) immediately following the First Merger, SPAC, as successor in the First Merger, merged with and into Second Merger Sub, with Second Merger Sub surviving as a direct wholly owned subsidiary of the Issuer, and (C) on the February 28, 2023 (the “Closing Date”), Third Merger Sub merged with and into Legacy Lavoro (the “Third Merger” and the effective time of the Third Merger, the “Third Effective Time” or “Closing”) with Legacy Lavoro surviving as a direct wholly owned subsidiary of the Issuer.

Concurrently with the execution and delivery of the Business Combination Agreement, TPB entered into a subscription agreement pursuant to which TPB subscribed for and purchased 10,000,000 SPAC Class A Ordinary Shares at $10.00 per share, for an aggregate purchase price of $100,000,000 (the “PIPE Investment”).

Pursuant to the Business Combination Agreement, on the terms and subject to the conditions set forth in the Business Combination Agreement, on the business day immediately prior to the date on which the Third Merger took place, substantially concurrently with and immediately after the closing of the PIPE Investment (as defined below), at the First Effective Time, (i) each issued and outstanding SPAC Class A ordinary share, par value $0.0001 per share (the “SPAC Class A Ordinary Shares”) and SPAC Class B ordinary share, par value $0.0001 per share (the “SPAC Class B Ordinary Shares” and, together with the SPAC Class A Ordinary Shares, the “SPAC Ordinary Shares”), were canceled and converted into one Class A Ordinary Share and one Class B ordinary share, par value $0.001 per share, of Issuer (the “Class B Ordinary Share” and, together with the Class A Ordinary Shares, the “Issuer Ordinary Shares”) and (ii) each issued and outstanding whole warrant to acquire SPAC Class A Ordinary Shares became a warrant to purchase one Class A Ordinary Share of Issuer, subject to the same terms and conditions existing prior to such conversion.

As a result of the Third Merger, on the Closing Date, among other things, (i) each common share, par value $0.00005 per share, of Lavoro Agro Limited (the “Lavoro Agro Limited Shares”) owned by Lavoro Agro Limited, Third Merger Sub or any wholly owned subsidiary of Lavoro Agro Limited immediately prior to the Third Merger was automatically cancelled, and (ii) each Lavoro Agro Limited Share that was issued and outstanding immediately prior to the Third Effective Time was converted into and for all purposes represented only the right to receive a number of validly issued, fully paid and nonassessable Issuer’s Ordinary Shares equal to the Per Share Stock Consideration (as defined in the Business Combination Agreement).

Item 4.	Purpose of Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Ordinary Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination or the PIPE Investment.

Subject to applicable legal requirements, one or both of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) TPB is the record owner of 10,000,000 Ordinary Shares of the Issuer, which represents 8.5% of the Issuer’s Ordinary Shares outstanding as of March 6, 2023, based on 116,608,329 shares of the Ordinary Shares outstanding as reported the Issuer’s Form 20-F filed with the SEC on March 6, 2023.

Sponsor is the record owner of 1,649,172 Ordinary Shares of the Issuer, which represents 1.4% of the Issuer’s Ordinary Shares outstanding as of March 6, 2023, based on 116,608,329 shares of the Ordinary Shares outstanding as reported the Issuer’s Form 20-F filed with the SEC on March 6, 2023. Consists of (a) 1,343,412 Class A Ordinary Shares acquired by the Sponsor in connection with the Business Combination and (b) 305,760 Vesting Founder Shares (“Beneficially Owned Unvested Shares”).

Collectively, the Reporting Persons beneficially own an aggregate of 11,649,172 Ordinary Shares of the Issuer, which represents 9.99% of the Issuer’s Ordinary Shares outstanding as of March 6, 2023.

Sponsor holds certain Ordinary Shares subject to vesting terms, inclusive of the Beneficially Owned Unvested Shares (the “Unvested Shares”). The Unvested Shares consists of 3,006,049 Ordinary Shares subject to certain priced based restrictions outlined below as well as the Ownership Limitation (as defined below) (the “Two Trigger Unvested Shares”), and 54,613 Ordinary Shares subject only to the Ownership Limitation.

With respect to one half of the Two Trigger Unvested Shares (the “12.50 Vesting Shares”), if at any time during the 3-year period following the Closing Date (the end of such period, the “Vesting Release Date”), the closing share price of the Issuer Ordinary Shares is greater than or equal to $12.50 over any 20 trading days within any consecutive 30 trading day period, then the 12.50 Vesting Shares shall vest, subject to the Ownership Limitation (as defined below).

With respect to one half of the Two Trigger Unvested Shares (the “15.00 Vesting Shares”), if at any time prior to the Vesting Release Date, the closing share price of the Issuer Ordinary Shares is greater than or equal to $15.00 over any 20 trading days within any consecutive 30 trading day period, then the 15.00 Vesting Shares shall vest, subject to the Ownership Limitation (as defined below).

Notwithstanding anything to the contrary herein, all or a portion of Unvested Shares shall not vest to the extent that, after giving effect to the vesting of such Unvested Shares, Sponsor would beneficially own a number of Issuer Ordinary Shares in excess of 9.99% of the number of Issuer Ordinary Shares outstanding immediately after giving effect to the vesting of such Unvested Shares (the “Ownership Limitation”).

(b)

TPB has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the Ordinary Shares that it beneficially holds.

TPB is the sole member of Sponsor. TPB and Sponsor share the power to vote or direct the vote, and dispose or direct the disposition, of all of the Ordinary Shares that Sponsor beneficially holds.

(c)	Except as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Issuer’s Ordinary Shares in the past sixty days.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by each Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Sponsor entered into a Subscription Agreement, pursuant to which TPB subscribed for and purchased for an aggregate purchase price of $100,000,000, 10,000,000 SPAC Class A Ordinary Shares (at $10.00 per share). Such subscribed shares converted into Issuer Ordinary Shares in connection with the Business Combination. The Subscription Agreement also contains certain customary registration rights in connection with the PIPE Investment.

Amendments to the Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor amended its existing letter agreement, dated August 13, 2021, as amended on September 14, 2022 (the “First Amendment to the Sponsor Letter Agreement”) with SPAC and its directors and officers pursuant to which the Sponsor agreed to, among other things, (i) vote all of their respective SPAC Class B Ordinary Shares (the “Founder Shares”) in favor of the Business Combination and related transactions, (ii) to take certain other actions in support of the Business Combination Agreement and related transactions, (iii) waive certain anti-dilution protections to which it would otherwise be entitled to in connection with the Business Combination, in each case, on the terms and subject to the conditions set forth in the First Amendment to the Sponsor Letter Agreement, and (iv) to be bound by transfer restrictions for two years after the Closing Date (“Sponsor Lock-Up”), provided however (x) 50% of the Founder Shares shall be released from the Sponsor Lock-Up one year following the Closing Date, (y) an additional 25% of the Founder Shares (i.e., totaling an aggregate of 75% of the Founder Shares) shall be released from the Sponsor Lock-Up eighteen (18) months following the Closing Date, and (z) an additional 25% of the Founder Shares (i.e., totaling an aggregate of 100% of the Founder Shares) shall be released from the Sponsor Lock-Up the date that is two years following the Closing Date.

The Sponsor also agreed that certain Founder Shares held by the Sponsor shall be subject to vesting (“Vesting Founder Shares”) whereby (i) 50% of the Vesting Founder Shares will vest if at any time during the 3-year period following the Closing Date the closing share price of the Issuer Ordinary Shares is greater than or equal to US$12.50 over any 20 trading days within any consecutive 30 trading day period and (ii) the remaining 50% of the Vesting Founder Shares will vest if at any time during the 3 year period following the Closing Date the closing share price of the Issuer Ordinary Shares is greater than or equal to $15.00 over any 20 trading days within any consecutive 30 trading day period, subject to the terms of the First Amendment to the Sponsor Letter Agreement (the end of such period, the “Vesting Release Date”). For clarity, the Sponsor cannot transfer any Vesting Founder Shares until such shares vest, even subsequent to the expiration of the Sponsor Lock-Up. Any Vesting Founder Shares that have not vested in accordance with the First Amendment to the Sponsor Letter Agreement on or before the Vesting Release Date will be immediately forfeited at 11:59 p.m., New York, New York time on the Vesting Release Date. The Sponsor waived any right to vote (whether at any meeting of the holders of Issuer Ordinary Shares, by written resolution or otherwise) the Vesting Founder Shares owned by it during any period of time that such Vesting Founder Shares are subject to vesting.

Any dividends or other distributions paid with respect to the Vesting Founder Shares during any period of time that such Vesting Founding Shares are subject to vesting shall be deposited by the Issuer for the benefit of the Sponsor in a separate account held and maintained solely for the benefit of Sponsor, subject to the terms and conditions of that certain escrow agreement to be entered into by and between the parties (the “Escrow Agreement”). The parties agree that for U.S. federal, state and local tax purposes, Sponsor is the owner of the Vesting Founder Shares and the Escrow Account, and in furtherance of the foregoing, Sponsor will be treated as the recipient of (A) any dividends or other distributions paid with respect to the Vesting Founder Shares (“Dividends”) and (B) any interest or other income or gains earned with respect to amounts held in the Escrow Account (“Escrow Income”), whether or not ultimately distributed from the Escrow Account to Sponsor.

On February 28, 2023, concurrently with the First Effective Time, Issuer, Lavoro Agro Limited, SPAC, the Sponsor and SPAC’s directors and officers entered into Amendment No. 2 to that certain Sponsor Letter Agreement (“Second Amendment to the Sponsor Letter Agreement”). The purpose of Second Amendment to the Sponsor Letter Agreement was to set out and amend certain vesting, lock-up and beneficial ownership limitations upon the Sponsor in respect of the New Lavoro Ordinary Shares held by the Sponsor.

A&R Registration Rights Agreement

As of the Closing Date, the Issuer, the Sponsor and certain persons named therein entered into an amended and restated registration rights agreement, pursuant to which that certain Registration Rights Agreement was amended and restated in its entirety. As a result, the holders of registrable securities may make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $30.0 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, the Issuer shall not be required to conduct more than two underwritten offerings in any 12-month period. In addition, the holders of registrable securities have “piggy-back” registration rights to include their securities in other registration statements filed by the Issuer subsequent to the Closing Date. The Issuer has also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the Closing Date, to be declared effective within 90 days of the Closing Date.

Item 7. Material to be Filed as Exhibits

		Incorporated by Reference
	Description	Schedule / Form	File No.	Exhibit	Filing Date
A.	Subscription Agreement	F-4	333-267653	10.3	September 29, 2022
B.	Amendment to Sponsor Letter Agreement, dated as of September 14, 2022	F-4	333-267653	10.4	September 29, 2022
C.	Amendment No 2. to the Sponsor Letter Agreement, dated February 28, 2023	20-F	001-41635	4.7	March 6, 2023
D.	Amended and Restated Registration Rights Agreement	20-F	333-267653	10.5	September 29, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2023

The Production Board, LLC

/s/ David Friedberg
By:	David Friedberg
Title:	Chief Executive Officer

TPB Acquisition Sponsor I, LLC

/s/ David Friedberg
By:	David Friedberg
Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)